

SEC

17008797

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2017

Washington DC

SEC FILE NUMBER
8-00292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff Hansen & Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

351 California Street   Suite 1000

(No. and Street)

San Francisco   CA   94104

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Charles   (415) 421-8900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Christopher Charles _____ . _ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Wulff Hansen & Co. _____ , as

of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Title

A̶B̶I̶G̶A̶I̶L̶ B̶. J̶E̶N̶K̶I̶N̶

Notary Public

ABIGAIL B. JENKIN
Commission # 2059716
Notary Public - California
San Francisco County
My Comm. Expires Mar 29, 2018

This report ** contains (check all applicable boxes):

X   (a) Facing Page.
X   (b) Statement of Financial Condition.
☐   (c) Statement of Income (Loss).
☐   (d) Statement of Changes in Financial Condition.
☐   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐   (g) Computation of Net Capital.
☐   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X   (l) An Oath or Affirmation.
☐   (m) A copy of the SIPC Supplemental Report.
☐   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WULFF, HANSEN & CO.

C ONTENTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Wulff, Hansen & Co.

We have audited the accompanying statement of financial condition of Wulff, Hansen & Co. as of December 31, 2016. This financial statement is the responsibility of Wulff, Hansen & Co.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion. .

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Wulff, Hansen & Co. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

WULFF, HANSEN & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$ 1,114,493
Deposits with clearing organizations and others, held in cash	286,516
Securities owned, at fair market value	19,449
Accounts receivable	6,514
Income tax receivable	200
Prepaid expenses	57,206
Deferred tax assets	384,000
Investments, at fair market value	20,136
Property and equipment, net	16,907
Other assets	15,530
Total assets	$ 1,920,951

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 37,095
Deferred rent	13,972
Subordinated note payable	100,000
Total liabilities	151,067
Stockholders' equity:	
Preferred stock, 6% cumulative, par value, $100 per share; authorized, 4,000 shares; none issued	–
Common stock, no par value; authorized, 20,000 shares; 345 shares issued and outstanding	218,856
Retained earnings	1,551,028
Total stockholders' equity	1,769,884
Total liabilities and stockholders' equity	$ 1,920,951

The accompanying notes are an integral
part of these financial statements.

1.   **Summary of Significant Accounting Policies**

Organization

Wulff, Hansen & CO. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. The Company operates as an introducing broker. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue (see Note 4).

Investments

Investments are composed of stock in the Nasdaq system. The investments are reported at fair market value with unrealized gains and losses included in revenues.

As defined in Accounting Standards Codification (ASC) 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

1. **Summary of Significant Accounting Policies**, continued

Investments, continued

Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1—Quoted market prices in active markets for identical assets.

Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

The Company's investment in NASDAQ common stock is classified as Level 1. (see Note 4).

Property and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

1. **Summary of Significant Accounting Policies**, continued

   Income Taxes, continued

   The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

   Revenue Recognition

   The Company records commission income and revenue from sale of municipal bonds on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements. Municipal bond operations revenue is recorded when underwriting services are performed and payment is received.

   Use of Estimates

   Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

   The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration. At December 31, 2016, the amount of cash exceeding federally insured limits was approximately $44,000.

3. **Deposits with Clearing Organizations and Others**

   The Company maintains cash deposits with a clearing broker and other organizations. The amount of the deposit was $286,516 at December 31, 2016. The cash deposit in excess of the required minimum amounted to approximately $2,000 at December 31, 2016.

4. Fair Value Measurements

Securities owned and investments at December 31, 2016 are recorded at fair value as follows:

	Level 1	Level 2	Level 3	Balance as of December 31, 2016
Securities owned–municipal government obligations, at fair value	$ -	$ 19,449	$ -	$ 19,449
Total securities owned	$ -	$ 19,449	$ -	$ 19,449
Investments:				
Stock in the Nasdaq system	$ 20,136	$ -	$ -	$ 20,136
Total investments, at fair value	$ 20,136	$ -	$ -	$ 20,136

There were no other transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

5. Property and Equipment

Property and equipment consist of the following at December 31, 2016:

	2016
Furniture and Fixtures	$ 111,362
Less accumulated depreciation/amortization	(94,455)
Total	$ 16,907

Depreciation expense for the year ended December 31, 2016 was $17,965.

6. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

WULFF, HANSEN & CO.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

6.   **Income Taxes**, continued

The provision for income taxes is composed of the following components in 2016:

Current tax (benefit):	
Federal	$ -
State	800
	800
Deferred tax expense (benefit):	
Federal	(105,000)
State	(27,000)
	(132,000)
Provision for income taxes	$ (131,200)

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to accrued expenses and the use of different depreciation methods for book and tax reporting, and net operating loss carryforward that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2016, the net deferred assets consist of the following components:

Deferred tax assets:	
Accrued expenses	$ 5,000
Unrealized gain/loss on investment	1,000
Net operating loss carryforward	355,000
Fixed asset basis difference	23,000
Total deferred tax assets	$ 384,000

There was no valuation allowance for the year ended December 31, 2016 as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax assets. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the year ended December 31, 2016 is primarily due to certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, tax-exempt interest income, the use of different depreciation methods between book and tax, and net operating loss carryforwards.

6. **Income Taxes**, continued

At December 31, 2016, the Company has federal net operating loss ("NOL") carryforwards and state NOL carryforwards for future years of approximately $1,204,000 and $809,000, respectively. These carryforwards are set to expire by the year 2036.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2016, the Company's federal and state tax returns for 2013, 2014, and 2015 remain open for examination.

7. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. The Company may make discretionary contributions to the Plan. There were no discretionary contributions made during 2016.

8. **Commitments**

Operating Leases

The Company leases real property under an operating lease agreement effective October 1, 2014 that expires on September 30, 2017.

The future minimum lease payments for operating leases at December 31, 2016 are as follows:

Year ending December 31:	
2017	$ 253,917
Thereafter	-
Total	$ 253,917

9. **Subordinated Note Payable**

On August 15, 2014, the Company purchased 37 shares of its total issued and outstanding shares. As part of the purchase agreement, the Company entered into a subordinated note payable in the amount of $200,000 with the seller, which was approved by the Financial Industry Regulatory Authority ("FINRA"). The principal of the note is due at the maturity date which is August 15, 2019. Interest is payable semi-annually at a rate of 3% per annum. This interest is accrued on a monthly basis. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The Company paid $50,000 of the principal balance of the note in 2016 and received FINRA's approval.

As of December 31, 2016 accrued interest amounted to $1,134 and interest expense amounted to $3,945. Interest payments amounted to $4,512 during the year ended December 31, 2016.

10. **Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2016.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,381,757 and excess net capital of $1,131,757. The minimum net capital requirement is $250,000. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

12. **Exemption from the SEC rule 15c3-3**

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

13. **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through February 27, 2017, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2016 that required recognition or disclosure in the financial statements.

14. **Guarantees**

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The company has issued no guarantees at December 31, 2016 or during the year then ended.